September 30, 2005

Ms. Jill S. Davis

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549-7010

Re: PrimeEnergy Corporation

Form 10-K for Fiscal Year Ended December 31, 2004

Filed April 6, 2005

Forms 10-Q for Fiscal Quarters Ended March 31, 2005 and June 30, 2005

Filed May 17, 2005 and August 15, 2005

File No. 0-07406

Dear Ms. Davis:

In response to your letter dated August 24, 2005 regarding PrimeEnergy Corporation (Registrant), the following reply has been prepared to address each of your comments. Each of your comments has been listed below and our response follows in italics.

Form 10-K for the Fiscal Year Ended December 31, 2004

Reserves

1. Please reconcile the amounts reported as Future Net Revenue and Present Value of Future Net Revenue to the information reported in your Standardized Measure on Page F-20. It appears that these measures represent non-GAAP measures. Please provide all disclosure required by Item 10(e) of Regulation S-K.

Response: Reconciliation See Schedule 1 .

Selected Financial Data, page F-15

2. Revise to disclose all statement of cash flow measures to provide investors with a more balanced presentation. Refer to FRC 202.03.

Response: Revised table See Schedule 2.

Critical Accounting Estimates

3. We note that your Management's Discussion and Analysis discussion does not include disclosure about those critical accounting estimates that you consider material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters and that materially impact your financial condition or operating performance. Please expand your Management's Discussion and Analysis to include disclosures that refer to specific accounting estimates and the assumptions and uncertainties underlying such estimates. Explain how the assumptions that you have made compare to other assumptions that could have reasonably been made, under the circumstances, and to address the specific uncertainties that are reasonably likely to give rise to material effects in the course of resolution. Please provide information about the quality and potential variability of your earnings and cash flow so that investors may ascertain the extent to which your reported financial information is indicative of your future results. We generally find that disclosers including both sensitivity analyses and discussions of historical experience in making the critical estimates are effective in meeting this Management's Discussion and Analysis objective. In your expanded discussion, specifically address your commitment to offer to repurchase the limited partners' interest in certain of the Partnerships for which you are the managing general partner. Please refer to guidance in FRC Section 501.14 if you require further clarification.

Response: Critical Accounting Estimates

Proved Oil and Gas Reserves

Proved oil and gas reserves directly impact financial accounting estimates, including depreciation, depletion and amortization. Proved reserves represent estimated quantities of natural gas, crude oil, condensate, and natural gas liquids that geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under economic and operating conditions existing at the time the estimates were made. The process of estimating quantities of proved oil and gas reserves is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir may also change substantially over time as a result of numerous factors including, but not limited to, additional development activity, evolving production history and continual reassessment of the viability of production under varying economic conditions. Consequently, material revisions (upward or downward) to existing reserve estimates may occur from time to time.

Depreciation, Depletion and Amortization for Oil and Gas Properties

The quantities of estimated proved oil and gas reserves are a significant component of our calculation of depletion expense and revisions in such estimates may alter the rate of future expense. Holding all other factors constant, if reserves were revised upward or downward, earnings would increase or decrease respectively.

Depreciation, depletion and amortization of the cost of proved oil and gas properties are calculated using the unit-of-production method. The reserve base used to calculate depletion, depreciation or amortization is the sum of proved developed reserves and proved undeveloped reserves for leasehold acquisition costs and the cost to acquire proved properties. The reserve base includes only proved developed reserves for lease and well equipment costs, which include development costs and successful exploration drilling costs. Estimated future dismantlement, restoration and abandonment costs, net of salvage values, are taken into account.

Repurchase of limited partners interests

The quantities of estimated proved oil and gas reserves are a significant component of the calculation of amounts offered for partnership interests acquired pursuant to our repurchase commitment. Revisions in such estimates may alter the amount of our future annual commitments. Holding all other factors constant, if reserves were revised upward or downward, repurchase offer amounts would increase or decrease respectively.

Consolidated Statements of Cash Flows, Page F-5

  Please explain why the amount reported in the line item dry hole and abandonment costs as a reconciling item from net income to operating cash flows is the same as the amount reported on your consolidated statements of operations as exploration expense. Specifically address in your response Item II.F.8(b) at the Division of Corporations Finance's: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance.

Response: The amount reported in the line item dry hole and abandonment costs is the same amount as exploration expense due to error. Exploration cost in 2004 of $5,499,000 consisted of dry hole expenditures and certain geological, geophysical and seismic costs. Pursuant to Item II.F.8 (b) of the Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, approximately $843,000 should have been excluded from the dry hole and abandonment cost line item. The effect of correcting this error would decrease Net Cash provided by operating activities from $26,995,000 to $26,152,000 and decrease Net Cash used in investing activities from $24,621,000 to $23,778,000.

Note 1. Description of Operations and Significant Accounting Policies, page F-8

Consolidation and Presentation, Page F-8

5. We understand from your disclosure at page F-14 that you are the managing general partner of certain affiliated Partnerships and that you are responsible for all Partnership activities, including the review and analysis of oil and gas properties for acquisition, the drilling of development wells and the production and sale of oil and gas from productive wells. We note further that you provide the administration, accounting and tax preparation work for the Partnerships and are liable for all debts and liabilities of the affiliated Partnerships, to the extent that the assets of a given limited Partnership are not sufficient to satisfy its obligations. It appears from your policy disclosure that you use the proportionate consolidation method to report your interest in the Partnerships. Please support your decision to apply the proportionate consolidation method despite your role as managing general partner. Refer to EITF 00-.1

6. Please explain why you use the proportionate consolidation method to consolidate your subsidiaries. Refer to EITF 00-1.

Response: The Registrant uses the proportionate consolidation method to report its interest in the Partnerships and subsidiaries. We support our decision by reference to EITF 00-1 Discussion point 4. which states "The Task Force reached a consensus that a proportionate gross financial statement presentation is not appropriate for an investment in an unincorporated legal entity accounted for by the equity method of accounting unless the investor is either in the construction industry or an extractive industry where there is a longstanding practice of its use." All of the Partnerships and the subsidiary that the Registrant reports under the proportionate consolidation method are in the business of oil and gas exploration and production which is an extractive industry for purposes of the Task Force consensus.

Property and Equipment, page F-9

7. We note your disclosure that you amortized oil and gas production equipment over proved recoverable reserves. Please explain how this complies with paragraph 35 of SFAS 19.

Response: Registrant amortizes oil and gas production equipment over proved developed recoverable reserves, which is in accordance with paragraph 35 of SFAS 19. Registrant will clarify the disclosure.

Note 7. Contingent Liabilities, page F-14

8. Please expand your disclosure to describe your accounting treatment of the guarantees of all debt and liabilities of the affiliated Partnerships.

Response: Note 7. Contingent Liabilities

The Company, as managing general partner of the affiliated Partnerships, is responsible for all Partnership activities, including the review and analysis of oil and gas properties for acquisition, the drilling of development wells and the production and sale of oil and gas from productive wells. The Company also provides the administration, accounting and tax preparation work for the Partnerships, and is liable for all debts and liabilities of the affiliated Partnerships, to the extent that the assets of a given limited Partnership are not sufficient to satisfy its obligations. As of December 31, 2004, the affiliated Partnerships have established cash reserves in excess of their debts and liabilities and the Company believes these reserves will be sufficient to satisfy Partnership obligations.

9. Please describe to us in more detail how you account for your commitment to offer to purchase the limited partners interest in certain of the managed Partnerships at various annual intervals. Quantify, for each period included in your financial statements, the amounts paid to the limited partners and the additional interests purchased. In your response, clarify to us the meaning of your statement that "based upon historical production rates and prices, management estimates that if all such offers were to be accepted, the maximum annual future purchase commitment would be approximately $500,000." Provide the terms of the agreements to clearly explain the manner by which the contingent liability is determined and the length of time you will be subject to such liability.

Response: Note 7. Contingent Liabilities The Registrant's statement it meant to summarize our expectation of future purchase commitments recognizing that a significant component of the price to be paid for Partnership interests is based on cash flow forecasts that are directly impacted by historical production rates and prices and is limited by historic cash flow related to the general partner's interest in the Partnerships. (See Schedule 3 Details of repurchase agreements.)

Detail terms of repurchase agreements see Schedule 3

Analysis of units purchased and amounts paid see Schedule 4

Note 12. Restricted Cash and Cash Equivalents, Page F-17

10. We understand that you report unclaimed royalty payments as restricted cash and cash equivalents with a corresponding accounts payable at December 31, 2004 and 2003. Please explain to us in more detail how you account for royalty payments. Please explain why these amounts remain outstanding on your balance sheet and the extent to which you have considered and whether or not escheatment laws apply.

Response: The Registrant acts as operator of the majority of oil and gas properties in which the Registrant owns an interest. In the normal course of business, the purchaser of oil and gas production remits the sales proceeds to the operator and the operator disburses such proceeds to the appropriate interest owners. Sales proceeds are received by the Registrant monthly and disbursed monthly to interest owners in pay status. Each month funds due to the owners not in pay status are transferred to the Registrant's Suspense account and funds released from the Suspense account are disbursed to the appropriate interest owner along with the current month's proceeds.

Funds are in suspend status for various reasons such as, funds from new wells awaiting title opinions, funds related to interests that are subject to probate, title dispute or bankruptcy, funds held related to returned mail or funds that have not accumulated to our minimum disbursement amount of $25.00.

The Registrant reviews all suspended accounts annually and remits unclaimed funds to the appropriate states based on the escheatment laws and dormancy period of each state.

Exhibits 31.1 and 31.2

11. We note certifications you provide appear to be inconsistent with the requirements of Item 601(b)(31) of Regulation S-K. As such, it appears you may need to revise the language of paragraphs 4, 4(a), 4(b), 4(c), 5, 5(a), 5(b) and 6 of the certifications. This comment also applies to your Forms 10-Q for the quarterly periods ended March 31, 2005 and June 30, 2005.

Response: See revised certification language on Schedule 5.

Recently Issued Accounting Pronouncements

12. Please address the impact of the adoption of EITF Issue 04-5: Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights.

Response: The adoption of EITF Issue 04-5: Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity when the Limited Partners Have Certain Rights, will not impact the Financial Statements of the Registrant. The Registrant's affiliated Partnerships are engaged in the exploration and production of oil and gas and accordingly, the Registrant accounts for these Partnerships using the proportionate consolidation method.

Closing Comments:

In connection with this response, we acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (203) 358-5702 if you have any questions.

Sincerely,

Beverly A. Cummings

Chief Financial Officer